

Mail Stop 4628

April 22, 2016

Terry R. Gerhart
Chief Executive Officer
Noble Midstream Partners LP
1001 Noble Energy Way
Houston, TX 77070

> **Re: Noble Midstream Partners LP**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed April 1, 2016**
> **File No. 333-207560**

Dear Mr. Gerhart:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Financial Statements

Unaudited Pro Forma Condensed Combined Statements of Operations, page F-4

1.   Referencing the guidance in Rule 11-02 (c) (2) of Regulation S-X, please tell us your rationale for presenting two years of pro forma income statements.

2.   We note adjustments to your pro forma revenues and operating expenses for the year ended December, 31, 2015 on page F-5 and related notes (a) and (b) on page F-7. Given your disclosures on pages 98 and 99 that effective January 2015, you entered into commercial fee based agreements for midstream services and fixed fee agreement for general and administrative support services with Noble Energy, it appears that the 2015 historical revenue and operating expense amounts include the financial effects from

implementation of these January 2015 agreements. Please clarify why the pro forma adjustments were considered necessary and expand your note disclosure accordingly.

<u>Closing Comments</u>

If you have questions regarding comments on the financial statements and related matters, you may contact Lily Dang, Staff Accountant, at (202) 551-3867 or John Cannarella, Staff Accountant, at (202) 551-3337. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: George J. Vlahakos
        Andrews Kurth LLP